UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RALCORP HOLDINGS, INC.
(Name of Subject Company)

CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)

Common Stock, $.01 par value
(Title of Class of Securities)

751028101
(Cusip Number of Class of Securities)

Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

FINAL TRANSCRIPT

CAG - ConAgra Foods Inc to Acquire Ralcorp Holdings - Conference Call

Event Date/Time: May. 04. 2011 / 12:30PM GMT

C O R P O R A T E   P A R T I C I P A N T S

Gary Rodkin
ConAgra Foods, Inc. - CEO

Chris Klinefelter
ConAgra Foods, Inc. - VP of IR

John Gehring
ConAgra Foods, Inc. - EVP & CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

David Driscoll
Citi - Analyst

David Palmer
UBS - Analyst

Andrew Lazar
Barclays Capital - Analyst

Terry Bivens
JPMorgan - Analyst

Eric Katzman
Deutsche Bank - Analyst

Vincent Andrews
Morgan Stanley - Analyst

Eric Serotta
Wells Fargo - Analyst

Robert Moskow
Credit Suisse - Analyst

Alexia Howard
Sanford Bernstein - Analyst

Jason English
Goldman Sachs - Analyst

Todd Duvick
Merrill Lynch - Analyst

P R E S E N T A T I O N

Operator

Good morning and welcome to today's May 4 ConAgra Foods conference call. This program is being recorded. My name as Jessica Morgan and I will be your conference facilitator. All audience lines are currently in a listen-only mode; however, our speakers will address your questions at the end of the presentation during the formal question-and-answer session. At this time I'd like to introduce your host for today's program, Gary Rodkin, Chief Executive Officer of ConAgra Foods. Please go ahead, Mr. Rodkin.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Good morning. Welcome to the call and thanks for joining us on such short notice during what I know is a busy season. I'm Gary Rodkin and I'm here with John Gehring, our CFO, and Chris Klinefelter, VP of Investor Relations.

As you saw from our release this morning, we announced a proposal to Ralcorp in an all cash transaction. We think highly of Ralcorp and we are particularly excited about the growth opportunity the proposal brings. We're confident that a combined entity would create meaningful value. I'll say more on that in a few minutes and then take your questions. But before we get started, Chris will say a few words about housekeeping matters.

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Good morning. During today's remarks we will make some forward-looking statements and while we're making those statements in good faith and are confident about our Company's direction, we do not have any guarantee about the results that we will achieve or our ability to execute a transaction based on this proposal.

Please note that this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp have been made at this time. If and when a tender offer is made we will file relevant materials with the SEC.

If you'd like to learn more about that risks and factors that could influence and affect our business, I'll refer you to the documents we file with the SEC which include cautionary language, as well as page 2 of the presentation material associated with this call. Now I'll turn it back over to Gary.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Thanks, Chris. During today's call I'll review the key terms of our proposal and share with you our strong belief in the strategic and financial benefits of the potential acquisition. First, the terms of our proposal.

I know there's been a lot of speculation in the market starting at the end of last week about Ralcorp and ConAgra Foods, and then Ralcorp itself issued a release. As we stated in the letter we released this morning, we've been attempting to engage with Ralcorp for some time and we continue to be very interested in starting a dialogue.

Today we presented a revised proposal to acquire Ralcorp for $86 per share in all cash. This represents a compelling premium of 32% to Ralcorp's closing price on March 21, the day before we sent an initial $82 proposal in cash and stock to Ralcorp.

Today's proposal is a 25% premium to Ralcorp's one-month average closing price as of April 28, which was the day prior to recent speculation in the press, and a 20% premium to Ralcorp's closing price on April 28, which was also the stock's 52-week closing high. We also view it as a very attractive proposal in the context of applying a reasonable market multiple to their stated near-term projections for earnings.

We believe this certain and upfront value would be well received by Ralcorp's shareholders, many of whom are also ConAgra Foods shareholders. Overall the equity value of the proposal approaches $5 billion. We would also be assuming $2.5 billion in existing Ralcorp interest-bearing debt.

Our decision to communicate this publicly today, concurrent with sending our revised proposal to Ralcorp, reflects our strong desire to engage in a collaborative discussion with Ralcorp's management and Board to work toward a transaction. We believe our proposal is compelling both strategically and financially.

On financing, to reiterate, this is an all cash proposal to Ralcorp. To finance this all cash proposal we expect to use cash on hand and issue new debt. Maintaining our investment grade rating will be our goal. We've had discussions with financing sources and feel comfortable that we'll be able to maintain our investment grade rating and reduce leverage over time.

We're confident that this is the right time for ConAgra Foods for a significant growth opportunity. Our confidence is based on the fact that we have a strong foundation, a very solid balance sheet and much improved operational capabilities. As you know, we've reinvented ConAgra Foods from a holding company to a true integrated operating company. Based on what we've accomplished and our strong appetite for growth, we firmly believe we can effectively bring our companies together to execute on this opportunity.

On slide 4, I know that most of you are very familiar with Ralcorp. Annual sales are about $4.6 billion on a pro forma basis. It is the leading private label food manufacturer in the US and also has attractive branded products. In particular the nearly $1 billion Post cereal business and including a great brand equity in Honey Bunches of Oats which is the number three brand in ready-to-eat cereal.

In July 2010, Ralcorp added American Italian Pasta Company to its portfolio, a leading supplier of private label pasta with several regional brands. We like the mix of business in Ralcorp's portfolio, branded and private label, and we believe that we are uniquely qualified to create value from the combined portfolio.

Simply put, we think this is a business that aligns well with ConAgra Foods' strategic priorities and capabilities. Strategically we're aiming for larger scale categories that present the opportunity for strong growth over time. With respect to Ralcorp, we think the cereal and pasta categories certainly fit that objective.

In addition, private label continues to show strong growth in the US and we believe the US private label market continues to have upside compared to penetration versus many developed markets such as Canada or Western Europe and private label is a strategic priority for many large retailers.

These businesses fit well with our capabilities. Private label is already a big business for ConAgra Foods, about $850 million in annual sales today, so we understand the growth potential there. We have deep experience in managing it successfully and we know its importance to consumers and our customer base. In fact, market share for private label has increased from 16% in 2005 to 19% today. As I've said before, we believe value is here to stay and private label is a big part of the value equation for retailers and for consumers.

It's premature to discuss the specifics of an operating model, but because of our understanding of and experience in both private label and branded food, we're confident in our ability to provide the right kind of focus and resources that will allow each of these businesses to succeed.

I do want to be clear that further expanding in private label does not indicate a change in our plans to grow our branded businesses. As we've shared with you before, we're very excited about the growth potential for our overall branded portfolio given our investments in marketing and innovation, better connection with customers and focus on value. Branded products have been and remain central to our future growth plans.

To that end we've developed a number of capabilities over these last five years through both our branded and private label businesses that we can bring to bear with Ralcorp. As I mentioned, this includes our understanding of delivering value to the consumer as you've seen in our work on Banquet and other brands and in our private label nutrition and cereal bars.

Our productivity and risk management capabilities, our well developed innovation capabilities, and our category management and shopper insights capabilities -- we believe that each of these can be applied to brands within the Post portfolio as well as elsewhere in Ralcorp's businesses.

And when we think about leveraging the capabilities that Ralcorp brings in large categories and private label we believe the combined companies' offering of a robust portfolio across categories, channels and price points would be unique and compelling for customers.

So while the specifics of our operating model and are yet to come, we know that because we operate a sizable private label business today that we are well-positioned to succeed. So we believe the strategic fit is very strong and that the combination of ConAgra Foods and Ralcorp would be uniquely qualified to create value over the long term.

The proposed transaction is also very compelling from a financial point of view. We expect it will be accretive to EPS in the first year and enhance our overall operating margin and we're confident that this transaction would increase our current sales and EPS growth rates over the long-term from where they are today.

Part of this comes, of course, from the significant cost synergies that we have estimated of approximately $250 million annually by year three. We expect most of this will come from supply chain initiatives as we apply the productivity capabilities that we've described before and that have allowed ConAgra Foods to drive cumulative savings of $1.4 billion from fiscal 2007 to fiscal 2011.

While our analysis of Ralcorp to date has given us a strong point of view about the favorable impact of this transaction on our long-term financial commitments, it's premature to provide more details on those at this stage. As I mentioned earlier, we expect to finance the proposed transaction through existing cash and new debt and we're committed to our investment grade credit rating.

We believe the strong cash flows of the combined business will allow us to decrease leverage nicely over time and still maintain our attractive dividend. Ralcorp is a compelling opportunity for us; it's consistent with our growth strategies and would allow us to bring both companies' capabilities to bear to drive value over the long term.

So in summary, we continue to be very interested in beginning discussions with Ralcorp. We believe that our revised proposal is highly attractive and reflects the benefits of the combination that I just described. Our proposal provides certain and upfront value and we will continue to seek to engage with Ralcorp's Board and management to work toward a collaborative transaction.

We're confident this is a very attractive deal for ConAgra Foods for all the reasons I just described and we believe it's also attractive for Ralcorp's shareholders. Of course we're going to approach this with smart financial discipline. We're serious about pursuing this transaction and we see it as a big opportunity. With that, thank you again for listening and now John, Chris and I will be happy to take your questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions). David Driscoll, Citi.

David Driscoll - Citi - Analyst

Great, thanks a lot. Good morning, everyone. I wanted just to ask you, Gary, a little bit about the strategy here. ConAgra has had to my mind a fairly focused business within private label, much of it was an offshoot of your product lines whether it's cooking sprays or canned pasta, and then the other parts of it was -- say in the bars was just an opportunity that you had that was not related to a branded product. But it was focused with I think you called it out at $850 million.

There have been a number of transactions that have gone on where TreeHouse has been buying little private label companies. I think you guys bought one, but there have been a lot of these transactions.

So I suppose from my point of view, it is a little surprising to see this news validated because I haven't seen you in the M&A market for all these other little private label businesses. Why are you going so hard after Ralcorp and is this fundamentally a shift to want to be much, much bigger in private label? I mean it seems obvious that that's true, but I'd like to hear your words.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes, David, I would say this is very consistent with our strategy. We have talked about how we've built the foundation and we're ready to leverage it and clearly look toward more growth, both in larger scale adjacent categories as well as private label. And we're also, as you've seen, looking to grow from our international base as well.

But in terms of private label, it is a very attractive growth potential story. It's been growing faster than branded; we expect that to continue. As we've said, we believe value is here to stay both from a consumer and a customer standpoint. And as we talked about, benchmarks in developed markets like Canada and Western Europe show that there is still significant upside.

Today, as you mentioned, we are managing both branded and private label, so we're already doing it. So we believe that we've got the foundation and the capabilities to leverage in what we see is a great growth opportunity, both with private label as well as large-scale category like ready-to-eat cereal. It's just one big piece of our growth strategy.

Operator

David Palmer, UBS.

David Palmer - UBS - Analyst

Thanks. Just building on David's question, it seems like this is ConAgra's way of saying that we can manage a hybrid business better than Ralcorp. And you said that you've been building capabilities; I know you have, but could you perhaps talk about that? What specific things make ConAgra able to manage what will be larger, more equal portions of retailer brands and branded business better than perhaps Ralcorp was faring? Thanks.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes. First, I wouldn't want to make any judgment about how Ralcorp is managing their business. That's not what this is about. We just see the capabilities that we've been building and talking about for the past five years.

If you go back and think about the fact that we have really taken five years to pull together what had been basically a holding company into a fully integrated operating company, that foundation with enterprise-wide functions, all of the things that we have been doing to get ourselves into that true operating company mode we think is a great experience base to build on.

And again, we do have a significant amount of experience in managing both sides of this, whether it's our nutrition and cereal bar business or our potato private label business or some of the branded products that David Driscoll mentioned before that we flank.

We do have that experience and we know where we can leverage the efficiencies and the synergies in many places. But we also know how to put the customer first and make sure that that principle of putting the customer first is something that we would carry forward. So we clearly would leverage the learning that we would get from Ralcorp, but we believe that we do have fairly unique capabilities because of the experiences that we've got.

Operator

Barclays Capital, Andrew Lazar.

Andrew Lazar - Barclays Capital - Analyst

Good morning. A quick one I note, Gary, as you would look at something like this you would do a whole lot of, of course, due diligence; get a sense of what all the different stakeholders and customers and consumers would think about it.

So as you've done your due diligence around your key customers, obviously not getting into any specific one, but broadly speaking, how do they feel about this sort of a proposed transaction for ConAgra and being able to come to them across the board with branded and private label? And are there specific examples of ways to really leverage that with a customer that they see the advantage of and that you see the advantage of as well?

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes, Andrew, obviously we couldn't do too much disclosure with our customers because this is not out in the public domain. We certainly are moving toward doing that very quickly, but everything thus far in terms of the already pretty significant presence we have with many of them in our private label business is that they like doing business with us today because they see the advantages of the kind of capabilities that we can bring to bear on that business.

So we are expecting that we're going to get very positive response. And we also know that many of the customers out there have private label as a very high priority and those are the ones in many cases that are growing the fastest.

Operator

JPMorgan, Terry Bivens.

Terry Bivens - JPMorgan - Analyst

Good morning, everyone. Gary, just getting into the mechanics of it a little bit more. I can see the accretion here in your first year. But I guess my question would be what really creates value here? How do you get to a growth rate that's going to expand kind of the 12%-ish PE multiples that we've seen around private label businesses? Thank you.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes, Terry, we see significant cost synergies clearly. As we stated, we're already doing our own internal work before we're able to get in to do any due diligence. But we are highly confident that there are significant cost synergies.

But we also believe that there is significant top-line growth particularly from the private label business as has been demonstrated in the last number of years and how it is forecast on a go-forward basis because of this valuable mind set in the consumer and customer. That is not in any way, shape or form meant to diminish branded. Clearly we see both as important, but it's really all about enduring growth potential, top- and bottom-line.

Operator

Eric Katzman, Deutsche Bank.

Eric Katzman - Deutsche Bank - Analyst

Hi, good morning. Good luck with the proposed transaction. I guess a couple of questions. You talked about the distribution of sales on a pro forma basis. Can you also talk, Gary, a little bit about what the pro forma profits would be? So would the branded stuff be maybe two-thirds of profits or something like that?

And then also I'm curious on the integration, I understand that Ralcorp is a largely grain-based private label manufacturer and you have one of the largest grain milling operations. Is that a vertical integration that could allow you to maybe help with the pro forma margins or are they just completely separate businesses forever?

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Eric, this is Chris. Let me start by saying we're not in a position to break down profit by sub segment at this point. We'll get to all of the relevant pro forma and what we expect in terms of the algorithm and the breakdown in due course, but we're not prepared for that today.

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes, and on your second question, Eric, you're correct. They have many grain-based products and we have a very big and strong milling operation, we think best in class. So we do believe that there are opportunities there, I won't get into the specifics. But because of the fact that they are very grain-based we think there are some very natural synergies.

Operator

Vincent Andrews, Morgan Stanley.

Vincent Andrews - Morgan Stanley - Analyst

Thank you very much. Could you give some thought about how you feel about operating in large categories both from a branded and from a private label perspective and if that's something you think you'd like to do more or less of if this proposed transaction were to go forward?

Gary Rodkin - ConAgra Foods, Inc. - CEO

Well, we clearly like larger scale categories. Today we manage both branded and private label, as we've said. So we understand what the dynamics are there. We also clearly would look forward to leveraging all the capabilities and institutional knowledge that Ralcorp brings. But we believe very strongly that we are pretty uniquely qualified to be able to manage both sides of this because of the experiences that we have.

Operator

Eric Serotta, Wells Fargo.

Eric Serotta - Wells Fargo - Analyst

Thanks, good morning. I realize that you haven't had a chance to do your full due diligence yet, but could you talk a bit more about the areas of cost synergies? I believe you mentioned supply chain which is kind of a broad area. But within that are there particular buckets, whether it's procurement, logistics, manufacturing, where you think that the opportunities for synergies are the greatest? And how did you come to the $250 million number that you cited?

John Gehring - ConAgra Foods, Inc. - EVP & CFO

Yes, Eric, this is John Gehring. So I would tell you that most of the synergies are focused in supply-chain, it's in the categories you mentioned, procurement, manufacturing, logistics, there are -- we are modeling in some SG&A synergies. At this point I think it's premature to probably get into a lot of granular details about ranges within those individual buckets. But it's principally supply chain. And I apologize, what was the last part of your question?

Eric Serotta - Wells Fargo - Analyst

How did you come to the $250 million?

John Gehring - ConAgra Foods, Inc. - EVP & CFO

We came to the $250 million by -- we leveraged the expertise and capabilities we have in our supply-chain organization and elsewhere in the organization to look at the kinds of opportunities we saw based upon the information available, the size of their business and really looking at the experience we've had in our own portfolio to drive cost out.

Gary Rodkin - ConAgra Foods, Inc. - CEO

And, Eric, I think that last point is important. We've got a very strong track record, so that gives us a high degree of confidence in those synergies.

Operator

Robert Moskow, Credit Suisse.

Robert Moskow - Credit Suisse - Analyst

Thank you. Gary, I was wondering, when I follow Ralcorp and TreeHouse I've noticed on an organic basis the sales are never really that much faster than branded companies. A lot of the growth has come from acquisitions. And it's always been a surprise to me because when you look at consumer data it does look like private label grows faster than brand. I was just wondering when you look at your own private label portfolio's growth rate and then you look at Ralcorp's organic growth rate, how do they compare with each other?

Gary Rodkin - ConAgra Foods, Inc. - CEO

I don't know that I've got those exact numbers. But I can tell you that we are looking category by category. And we believe even with the good growth that we see today in their private label categories, we believe there's more to be had when we leverage the kinds of capabilities that we believe we can bring to bear on things like innovation and category management, supply chain, etc. So whatever we see there today we really do believe that having the capabilities inside of ConAgra's shop can be leveraged to accelerate the growth rates that we might see without them.

Operator

Alexia Howard, Sanford Bernstein.

Alexia Howard - Sanford Bernstein - Analyst

Good morning, everyone. Just wanted to ask about the recent trajectory of the Post cereals business. The volume trends have been pretty weak for Ralcorp probably over the last couple of years since the acquisition. While Honey Bunches of Oats looks as though it's a strong brand that's enjoying quite good marketing and (technical difficulty).

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Alexia, we can't hear you right now. I think we lost you. Operator?

Operator

We'll come right back to Alexia in a moment. Jason English, Goldman Sachs.

Jason English - Goldman Sachs - Analyst

Hey, good morning, guys, thanks for taking the question. So I get the P&L math on this and I get the synergy opportunity. Gary, you've talked a couple of times throughout the prepared remarks and Q&A about this being about growth long-term and how you think this can enhance the long-term revenue and profit growth profile. Can you flush that out in a little bit more detail for us and help me get confidence that this would indeed be an accelerate for growth for you over the long term?

Gary Rodkin - ConAgra Foods, Inc. - CEO

Yes, we don't have specific model numbers to present, but what I will tell you again is our strong belief that this value notion that has been so clearly demonstrated over the last few years, both consumer behavior and customers' desire is here to stay. And again, we believe that there is much more to be done in private label.

And as we look toward what we see in other developed markets like Canada, like Western Europe, we see what they've done with private label, we believe that that -- moving more towards that level of development over the long haul is something that will happen in this country. What we've seen in our own private label business is encouraging to us.

So we have a strong, strong confidence that it's part of -- an integral part of our overall growth strategy along with branded adjacencies in international. But clearly, if you want to take a look just at the customer, what's happening at customers, look at emerging formats like Whole Foods and Trader Joe's and you'll clearly see what we mean about private label development.

Jason English - Goldman Sachs - Analyst

Okay, so this is very much a bet on the private label?

Gary Rodkin - ConAgra Foods, Inc. - CEO

It's a bet on private label, but it's a bet on branded as well. So like I said, there are no ifs, ands or buts about it, we intend to be able to grow both parts of that. And we think we've got the capabilities to do that.

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Okay, Operator, we're getting close on our time. We have this as a 30-minute call, so we can take one more, please.

Operator

Alexia Howard.

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Alexia? Having some difficulty hearing you. Perhaps there's a bad connection. Operator, if we don't have Alexia why don't we go to one more and then we'll have to close.

Operator

Todd Duvick, Merrill Lynch.

Todd Duvick - Merrill Lynch - Analyst

Good morning, thank you. I had a quick question for you on the balance sheet. I hear you on the commitment to the investment grade credit rating and we certainly like to hear that, but at the same time this will be a leveraging transaction. So I guess my question is twofold. First of all, have you vetted this transaction with the rating agencies? And where do you think you can get leverage in terms of debt to EBITDA like 12 to 24 months after the transaction?

John Gehring - ConAgra Foods, Inc. - EVP & CFO

Todd, this is John Gehring. Obviously it's still early in the process at this point. We have been working with financing sources and what I would tell you is we have communicated with the rating agencies. It's too early to fully engage with them and go through the entire process, partly because the other side of this transaction is also a public company. But what I will tell you is we do expect to continue that engagement with the rating agencies. And as we finalize the financing structure we will be providing more details about exactly how we see the balance sheet shaping up.

Operator

And this concludes our question-and-answer session. Mr. Klinefelter, I'll hand the conference back over to you for final remarks or closing comments.

Chris Klinefelter - ConAgra Foods, Inc. - VP of IR

Okay, great, thank you. We are trying to keep to a 30-minute block today. We know that it's in the middle of earnings season and there are a lot of things going on and we want to be respectful of folks' time. So thanks, everybody, for joining us today.

As always, I'm available for further discussions at the number you see for me on our press release. And as you can appreciate, we're not able to offer other details outside of what is contained in today's remarks and the release. But I'm happy to clarify any situations that require it. Thank you very much.

Operator

And this concludes today's May 4 ConAgra Foods conference call. Thank you again for attending and have a good day.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings, Inc. (“Ralcorp”) has been made at this time.  In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC.  ALL INVESTORS AND SECURITY HOLDERS OF RALCORP ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION.  Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods’ internet website at www.conagrafoods.com or by contacting ConAgra Foods’ Investor Relations department at (402) 240-4154.

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods’ current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp, the ability and timing to obtain required regulatory approvals, ConAgra Foods’ ability to realize the synergies contemplated by a potential transaction, ConAgra Foods’ ability to promptly and effectively integrate the businesses of Ralcorp and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods’ filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.